Exhibit 99.1

Sun Life Financial announces election of directors

TORONTO, May 11, 2016 /CNW/ - Sun Life Financial Inc. (TSX: SLF) (NYSE: SLF) announced that the 11 nominees listed in the management information circular dated March 21, 2016 were elected as directors of Sun Life Financial. The detailed results of the vote held at its annual meeting of common shareholders today in Toronto are set out below.

Nominee	Votes For	% For	Votes Withheld	% Withheld
William D. Anderson	281,415,998	99.6%	1,100,069	0.4%
John H. Clappison	281,791,635	99.7%	724,432	0.3%
Dean A. Connor	282,005,930	99.8%	510,137	0.2%
Martin J. G. Glynn	281,893,270	99.8%	622,797	0.2%
M. Marianne Harris	282,012,851	99.8%	503,216	0.2%
Sara G. Lewis	280,098,629	99.1%	2,417,438	0.9%
Scott F. Powers	281,926,007	99.8%	590,060	0.2%
Réal Raymond	281,908,905	99.8%	607,162	0.2%
Hugh D. Segal, CM	281,838,635	99.8%	677,432	0.2%
Barbara G. Stymiest	281,970,417	99.8%	545,650	0.2%
James H. Sutcliffe	281,889,318	99.8%	626,749	0.2%

About Sun Life Financial

Sun Life Financial is a leading international financial services organization providing a diverse range of protection and wealth products and services to individuals and corporate customers. Sun Life Financial has operations in a number of markets worldwide, including Canada, the United States, the United Kingdom, Ireland, Hong Kong, the Philippines, Japan, Indonesia, India, China, Australia, Singapore, Vietnam, Malaysia and Bermuda. As of March 31, 2016, the Sun Life Financial group of companies had total assets under management of $861 billion. For more information please visit www.sunlife.com.

Sun Life Financial Inc. trades on the Toronto (TSX), New York (NYSE) and Philippine (PSE) stock exchanges under the ticker symbol SLF.

SOURCE Sun Life Financial Inc.

%CIK: 0001097362

For further information:

Media Relations Contact:
Gannon Loftus
Manager, Media & PR
Corporate Communications
T. 416-979-6345
gannon.loftus@sunlife.com

Investor Relations Contact:
Greg Dilworth
Vice-President
Investor Relations
T. 416-979-6230
investor.relations@sunlife.com

CO: Sun Life Financial Inc.

CNW 15:30e 11-MAY-16